UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FARO TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Florida	0-23081	59-3157093
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
250 Technology Park, Lake Mary, Florida 32746
(Address of principal executive offices) (Zip Code)

Allen Muhich, Chief Financial Officer
(407) 333-9911
(Name and telephone number, including area code of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of FARO Technologies, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2019 to December 31, 2019.

The description of the Company's reasonable country of origin inquiry (“RCOI”) process, the results of its inquiry and the determination the Company reached as a result of its RCOI process are included in the Company’s Conflict Minerals Report attached as an exhibit to this Form SD.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.faro.com/about-faro/investor-relations/sec-filings/.

Item 1.02 Exhibit
A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits
The following exhibit is filed as part of this Form SD:

Exhibit No.  Description
Exhibit 1.01  Conflict Minerals Report of FARO Technologies, Inc., as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FARO Technologies, Inc. (Registrant)

May 26, 2020	/s/ Allen Muhich
	By:	Allen Muhich
	Its:	Chief Financial Officer